SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934

                        Burnham Pacific Properties, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    12232C108
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                               (CUSIP Number)
                                                     with a copy to:
   Stephen Feinberg                                  Robert G. Minion, Esq.
   450 Park Avenue                                   Lowenstein Sandler PC
   28th Floor                                        65 Livingston Avenue
   New York, New York  10022                         Roseland, New Jersey  07068
  (212) 421-2600                                    (973) 597-2500
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 August 20, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 12232C108
________________________________________________________________________________
     1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only): Stephen Feinberg
________________________________________________________________________________
     2)   Check the Appropriate Box if a Member of a Group (See Instructions):

         (a)                                Not
         (b)                             Applicable
________________________________________________________________________________
     3)   SEC Use Only
________________________________________________________________________________
     4)   Source of Funds (See Instructions): WC
________________________________________________________________________________
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): Not Applicable
________________________________________________________________________________
     6)   Citizenship or Place of Organization:           United States
________________________________________________________________________________
         Number of                         7) Sole Voting Power:             *
         Shares Beneficially               8) Shared Voting Power:           *
         Owned by
         Each Reporting                    9) Sole Dispositive Power:        *
         Person With:                     10) Shared Dispositive Power:      *
________________________________________________________________________________
     11)  Aggregate  Amount   Beneficially   Owned  by  Each  Reporting  Person:
          2,601,626*
________________________________________________________________________________
     12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

           (See Instructions):                               Not Applicable
________________________________________________________________________________
     13)  Percent of Class Represented by Amount in Row (11): 7.5%*
________________________________________________________________________________
     14)  Type of Reporting  Person (See  Instructions):  IA, IN
________________________________________________________________________________
* Blackacre SMC Master Holdings, LLC ("Blackacre") is the holder of 1,599,990 Preferred Units (the "Units") of Burnham Pacific Operating Partnership, L.P. (the "Partnership"). Pursuant to the Partnership's Agreement of Limited Partnership, as amended, the Units are redeemable by the holders thereof for, at the option of the Partnership, either cash or shares of Series 1997-A Convertible Preferred Stock (the "Preferred Stock") of Burnham Pacific Properties, Inc. (the "Company"). Based upon Blackacre's holdings of 1,599,990 Units, Blackacre has the right to redeem such Units for 1,599,990 shares of Preferred Stock (unless the Partnership elects to pay the redemption price for such units in cash). In addition, Blackacre is the holder of 10 shares of Preferred Stock. Pursuant to the Company's Articles Supplementary designating the Preferred Stock, the Preferred Stock held or acquired through redemption by Blackacre is or will be, as of September 30, 1999, convertible into a total of 2,601,626 shares of Common Stock of the Company (the "Common Stock"). Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by Blackacre. Although the Partnership may elect to pay the redemption price for the Preferred Units in cash, and as a result thereof, Steven Feinberg believes that he currently does not beneficially own any shares of Common Stock for purposes of Reg. Section 240.13d-3; however, because of Mr. Feinberg's expectation that the Partnership would elect to pay the redemption price in shares of Preferred Stock (which, as noted herein, are convertible into shares of Common Stock), pursuant to Reg. Section 240.13d-3, Mr. Feinberg may be deemed to beneficially own 2,601,626 shares of common stock of the Company, or 7.5% of those issued and outstanding. See Item 5 for further information.

Item 1.   Security and Issuer.

          This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Burnham Pacific Properties, Inc. (the "Company"), whose principal executive offices are located at 610 West Ash Street, Suite 2001, San Diego, CA 92101.

Item 2.   Identity and Background.

          The person filing this statement is Stephen Feinberg, whose business address is 450 Park Avenue, 28th Floor, New York, New York 10022. Mr. Feinberg serves as the investment manager for Blackacre SMC Master Holdings, LLC ("Blackacre"). Blackacre is engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

          Mr. Feinberg has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         Blackacre is the holder of 1,599,990 Preferred Units (the "Units") of Burnham Pacific Operating Partnership, L.P. (the "Partnership"). Pursuant to the Partnership's Agreement of Limited Partnership, as amended (the "Agreement"), the Units are redeemable by the holders thereof for, at the option of the Partnership, either cash or shares of Series 1997-A Convertible Preferred Stock (the "Preferred Stock") of the Company. Based upon Blackacre's holdings of Units, Blackacre has the right to redeem the Units for 1,599,990 shares of Preferred Stock (unless the Partnership elects to pay the redemption price in cash). In addition, Blackacre is the holder of 10 shares of Preferred Stock. Pursuant to the Company's Articles Supplementary designating the Preferred Stock, as of September 30, 1999, the Preferred Stock held or acquired through redemption by Blackacre will be convertible into 2,601,626 shares of Common Stock.

          The Units were acquired by Blackacre directly from the Partnership in exchange for certain real estate assets owned by Blackacre. The 10 shares of Preferred Stock were acquired by Blackacre in exchange for 10 Units. All funds or other consideration used to purchase or acquire Units or securities of the Company on behalf of Blackacre came directly from the assets of Blackacre.

Item 4.   Purpose of Transaction.

          The acquisition of the securities referred to herein is for investment purposes on behalf of Blackacre. Except as described below, Stephen Feinberg has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

          Mr. Feinberg intends to closely evaluate the performance of the Common Stock, including but not limited to the continued analysis and assessment of the Company's business, assets, operations, financial condition, capital structure, management and prospects. He, or other Blackacre representatives, intend to pursue and continue active discussions with the Company's existing management with respect to actions which might be taken by the Company to maximize shareholder value. Depending upon the Company's financial condition, results of operations, future prospects and other factors which Mr. Feinberg and Blackacre deem relevant, including but not limited to the Company's response to the above-described communications, Blackacre may, among other things, (i) communicate with other shareholders of the Company or persons who may desire to become shareholders of the Company regarding the replacement of the Company's existing executive officers and/or existing members of the board of directors of the Company, and/or other matters regarding the management and operation of the Company, (ii) seek the removal of one or more members of the Company's board of directors and/or executive officers, (iii) solicit proxies, to be used at either the Company's regular annual meeting of shareholders, or at a special meeting of shareholders, for the purposes described in clauses (i) and/or (ii) above or for the election of one or more nominees of Blackacre and/or such other shareholders (which may include one or more designees of Blackacre) to the board of directors of the Company, (iv) seek to cause the Company to merge with or into, consolidate with, transfer all or substantially all of its assets to, or otherwise engage in any business combination with, one or more other parties, and/or (v) take such other actions as Mr. Feinberg or Blackacre may determine.

          On June 15, 1999, Blackacre delivered a letter to the Company, the terms of which did not constitute a plan or proposal which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D, but which, among other things, stated generally Blackacre's position with respect to its desire that the Company and its existing management act to maximize shareholder value.

          On August 20, 1999, Blackacre delivered a letter to the Company, the terms of which did not constitute a plan or proposal which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D, but which, among other things, stated that the Company may wish to effect certain modifications and/or clarifications to the Company's Shareholders Rights Plan.

Item 5.   Interest in Securities of the Issuer.

          Based upon information set forth in the Company's Quarterly Report on Form 10-Q/A-1 for the quarterly period ended March 31, 1998, as of May 14, 1999, there were issued and outstanding 31,960,008 shares of Common Stock. Blackacre is the holder of 1,599,990 Units, which may be redeemed by Blackacre for, at the option of the Partnership, either cash or shares of the Preferred Stock. In addition, Blackacre is the holder of 10 shares of Preferred Stock. The Preferred Stock held or acquired through redemption by Blackacre is or will be convertible, as of September 30, 1999, into a total of 2,601,626 shares of Common Stock of the Company (the "Common Stock"). Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by Blackacre. Because the Partnership may elect to pay the redemption price for the Preferred Units in cash, Steven Feinberg believes that he currently does not beneficially own any shares of Common Stock for purposes of Reg. Section 240.13d-3; however, because of Mr. Feinberg's expectation that the Partnership would elect to pay the redemption price in shares of Preferred Stock (which, as noted herein, are convertible into shares of Common Stock), pursuant to Reg. Section 240.13d-3, Mr. Feinberg may be deemed to beneficially own 2,601,626 shares of Common Stock, or 7.5% of those deemed issued and outstanding.

          During the past sixty days, there were no transactions in shares of Common Stock, or any securities directly or indirectly convertible into or exchangeable for shares of Common Stock, by Stephen Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, except as described in this
Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Blackacre is party to an Agreement, dated as of December 5, 1997, with Westbrook Burnham Holdings, L.L.C., Westbrook Burnham Co-Holdings, L.L.C., MJL Associates, SAB Associates, Eugene J. Rosenfeld, Steven A. Berlinger, Jack L. Mahoney and Mark Cassidy, which provides, among other things, that, in certain circumstances, Blackacre and certain other parties to such Agreement will, in their capacities as holders of shares of Preferred Stock, jointly consent to certain matters involving the Company, jointly vote, and/or jointly refrain from voting the shares of Preferred Stock held by them, based upon certain factors set forth in such Agreement, including, among others, the number of shares of Preferred Stock held by such parties.

          Blackacre is a party to an Agreement to Contribute, dated as of December 5, 1997, with, among other parties, the Company, which provides, among other things, that Blackacre and certain other parties have the right, in certain circumstances, to acquire additional Units, shares of Preferred Stock and/or shares of Common Stock.

          The Company and Blackacre, among others, are party to a Registration Rights Agreement, dated as of December 31, 1997.

          No  other   contracts,   arrangements,   understandings   or   similar
relationships exist with respect to the securities of the Company between Stephen Feinberg or Blackacre and any person or entity.

Item 7.   Material to be Filed as Exhibits.

          1. Agreement, dated as of December 5, 1997, by and among, among others, Blackacre SMC Master Holdings, LLC and Westbrook Burnham Holdings, LLC.

          2. Agreement to Contribute by and among, among others, Burnham Pacific Properties, Inc., Burnham Pacific Operating Partnership, L.P., dated as of
December 5, 1997, incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Burnham Pacific Properties, Inc. on December 16, 1997.

          3 Letter, dated June 15, 1999, from Blackacre SMC Master Holdings, LLC to the Company.

          4. Letter, dated August 20, 1999, from Blackacre SMC Master Holdings, LLC to the Company.

                                    Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                August 20, 1999


                                /s/ Stephen Feinberg
                                ________________________________________________
                                Stephen  Feinberg,  in  his  capacity   as  the
                                investment manager for Blackacre SMC Master Holdings, LLC



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                   EXHIBIT 1

         AGREEMENT, dated as of December 5, 1997, by and among Blackacre SMC Master Holdings, LLC, a Delaware limited liability company; Westbrook Burnham Holdings, L.L.C., a Delaware limited liability company; Westbrook Burnham
Co-Holdings, L.L.C., a Delaware limited liability company; MJL Associates, A California Limited Partnership; SAB Associates, A California Limited Partnership; Eugene S. Rosenfeld; Steven A. Berlinger; Jack L. Mahoney; and Mark Cassidy.

                              Preliminary statement

         Certain capitalized terms used herein are defined in section 1 hereof. Burnham proposes to issue and sell to the Westbrook Entities and the Westbrook Entities propose to purchase from Burnham, under and in accordance with the terms of the Stock Purchase Agreement, 2,800,000 shares of Burnham Preferred Stock. BPOP proposes to issue and sell, under and in accordance with the terms of the Contribution Agreement, 2,000,000 BPOP Preferred Units, of which units a percentage between 80% and 84% will be distributed to Blackacre and the remainder will be distributed to the Highridge Members. In addition, the Westbrook Entities and Blackacre desire to effect an exchange pursuant to which the Westbrook Entities will transfer to Blackacre 10 shares of Burnham Preferred Stock and Blackacre will transfer to the Westbrook Entities 10 BPOP Preferred Units. The Westbrook Entities, Blackacre and the Highridge Members desire to provide for the resolution of certain issues arising in connection with their respective ownerships of the Burnham Preferred Stock and the BPOP Preferred Units, and accordingly agree as follows.

1.   Definitions.

     a. "Affiliate" shall have the meaning given that term in section 12b-2 of the Securities Exchange Act of 1934, as amended.

     b.   "Blackacre" shall mean:

          i. Blackacre SMC Master Holdings, LLC, a Delaware limited liability company, or

          ii. if Blackacre SMC Master Holdings, LLC shall have transferred any or all of its BPOP Preferred Units and/or Burnham Preferred Stock to any Affiliate of Blackacre Capital Group L.P. or Cerberus
               Partners L.P. which Affiliate has agreed to be bound by this agreement in accordance with section 14(c) hereof, such Affiliate.

     c. "BPOP" shall mean Burnham Pacific Operating Partnership, L.P., a Delaware limited partnership.

     d. "BPOP Preferred Units" shall mean the Series 1997-A units of preferred limited partner interests of BPOP established pursuant to the First Amendment to the BPOP Limited Partnership Agreement.

     e. "BPOP Preferred Units Terms" shall mean the Terms of Series 1997-A Preferred Units and Common Units of BPOP, in the form attached to the First Amendment to the BPOP Limited Partnership Agreement as exhibit C thereto.

     f. "Burnham" shall mean Burnham Pacific Properties, Inc., a Maryland corporation.

     g. "Burnham Articles Supplementary" shall mean the articles supplementary designating 4,800,000 shares of preferred stock as 4,800,000 shares of Burnham Preferred Stock.

     h. "Burnham Common Stock" shall mean the shares of common stock, par value $0.01 per share, of Burnham.

     i. "Burnham Preferred Stock" shall mean the shares of Series 1997-A Convertible Preferred Stock, par value $0.01 per share, of Burnham.

     j. "Closing Date" shall mean the Closing Date, as defined in the Contribution Agreement.

     k.   "Contribution   Agreement"  shall  mean  that  certain   Agreement  to
          Contribute, dated as of December 5, 1997, by and among Burnham, BPOP and entities designated as "Contributors" therein.

     l. "Contribution Consideration" shall have the meaning given that term in the Contribution Agreement.

     m. "Expense Reimbursement Amount" shall have the meaning given that term in section 8 hereof.

     n. "First Amendment to the BPOP Limited Partnership Agreement" shall mean the First Amendment to Agreement of Limited Partnership of BPOP dated as of the Closing Date by and among Burnham, Burnham Pacific L.P., Inc., HPBA, LLC, HPBA II, LLC, HPBA Inc., HPBA II Inc., GSF Associates, L.L.C., GSF II Associates, L.L.C., and entities designated as "Contributors", and persons and entities listed as "Existing Partners" therein.

     o.   "Highridge Agent" shall mean:

          i.   John S. Long, or

          ii. if he is deceased, has been declared incompetent by a court of competent jurisdiction or has provided written notice to the parties hereto that he has resigned as the Highridge Agent, Eugene S. Rosenfeld, or

          iii. if he is deceased, has been declared incompetent by a court of competent jurisdiction or has provided written notice to the parties hereto that he has resigned as the Highridge Agent, Steven A. Berlinger.

     p.   "Highridge Members" shall mean the following individuals and entities:

          i.   MJL Associates, A California Limited Partnership;

          ii.  SAB Associates, A California Limited Partnership;

          iii. Eugene S. Rosenfeld;

          iv.  Steven A. Berlinger;

          v.   Jack L. Mahoney; and

          vi.  Mark Cassidy.

     q. "Larger Owner" shall, as between the Westbrook Entities and Blackacre, mean:

          i. The Westbrook Entities, if the aggregate number of shares of Burnham Preferred Stock and BPOP Preferred Units owned by the Westbrook Entities exceeds the aggregate number of shares of Burnham Preferred Stock and BPOP Preferred Units owned by Blackacre, and

          ii. Blackacre, if the aggregate number of shares of Burnham Preferred Stock and BPOP Preferred Units owned by Blackacre exceeds the aggregate number of shares of Burnham Preferred Stock and BPOP Preferred Units owned by the Westbrook Entities.

     r. "Redemption Default Payment" shall mean an amount equal to the difference between:

          i.   the amount paid to the Westbrook  Entities,  if any,  pursuant to section 9(c) of the Burnham Articles Supplementary, but only if such amount was determined pursuant to clause (i) of section 9(c) of the Burnham Articles Supplementary, and

          ii.  the sum of:

               (1) the amount that would have been paid to the Westbrook Entities had there been a timely redemption pursuant to section 9(a) of the Burnham Articles Supplementary and

               (2) the reasonable costs, if any, incurred by the Westbrook Entities in compelling Burnham to perform its redemption under section 9 of the Burnham Articles Supplementary.

     s. "Reimbursable Costs" shall mean all reasonable costs incurred by any party hereto in connection with documenting and negotiating, and performing due diligence investigation in connection with, the issuance of the Burnham Preferred Stock and the BPOP Preferred Units, as contemplated by the Stock Purchase Agreement and the Contribution Agreement, excluding, however, costs incurred by any party hereto in connection with the acquisition and contribution of contributed property to BPOP pursuant to the Contribution Agreement. It is anticipated that 100% of the fees and disbursements of Cadwalader, Wickersham & Taft; Paul, Hastings, Janofsky & Walker LLP; McGuire, Woods, Battle & Boothe, L.L.P.; Price Waterhouse & Co. LLP; and Jones, Day, Reavis & Pogue (in respect of environmental matters) will be Reimbursable Costs and that portions of the fees and disbursements of Battle Fowler LLP and Gibson, Dunn & Crutcher LLP to be determined by the parties hereto will be Reimbursable Costs.

     t. "Stock Purchase Agreement" shall mean that certain stock purchase agreement, dated as of December 5, 1997, by and among Burnham, BPOP and the Westbrook Entities.

     u. "WBH" shall mean Westbrook Burnham Holdings, L.L.C., a Delaware limited liability company.

     v. "WBC" shall mean Westbrook Burnham Co-Holdings, L.L.C., a Delaware limited liability company.

     w.   "Westbrook Entities" shall mean:

          i.   WBH and WBC , or

          ii. if any of the Westbrook Entities shall have transferred any or all of its shares of Burnham Preferred Stock and/or BPOP
               Preferred Units to any Affiliate of Westbrook Real Estate Partners Management II, L.L.C., which Affiliate has agreed to be bound by this agreement in accordance with section 12(c) hereof, such Affiliate.

2. Authority to bind.

     a. WBC hereby appoints WBH as its agent and attorney-in-fact to act for it with respect to any matter arising under this agreement, and WBC hereby agrees that any action taken by WBH as such agent and attorney-in-fact shall be binding on it. WBH will act on its own behalf with respect to any matter arising under this agreement.

     b. Each of the Highridge Members hereby appoints the Highridge Agent as its agent and attorney-in-fact to act for it with respect to any matter arising under this agreement, and each Highridge Member hereby agrees that any action taken by the Highridge Agent as such agent and attorney-in-fact shall be binding on it.

3. Right to propose nominees for election to the Burnham board of directors; voting agreement relating to Burnham Preferred Stock. Section 6.5 of the Stock Purchase Agreement grants to the Westbrook Entities a "Nomination Right" (as such term is defined in such section). Sections 3(b) and 3(c) of the Burnham Articles Supplementary grant to the holders of the Burnham Preferred Stock certain voting rights described in those sections. Section 3(d) of the Burnham Articles Supplementary provides that, upon the occurrence of a "Dividend Payment Default" or a "Voting Rights Default" (as such terms are defined in such section 3(d)), the holders of the Burnham Preferred Stock, voting as a separate class, shall be entitled to elect an additional two "Series 1997-A Directors" (as such term is defined in such section) to the Burnham board of directors. In addition, section 3(d) of the Burnham Articles Supplementary grants to the holders of Burnham Preferred Stock the right to remove any "Series 1997-A Director" from the Burnham board of directors by a majority vote and the right to elect a successor. Section 3(f) of the Burnham Articles Supplementary requires

     Burnham to act on or with respect to any matter as to which it is entitled or requested to act in its capacity as a holder of Burnham Preferred Units solely in accordance with instructions received from the holders of a majority of the outstanding shares of Burnham Preferred Stock. Blackacre and the Westbrook Entities agree as follows with respect to the exercise of these rights:

     a. so long as (x) the Westbrook Entities own a number of shares of Burnham Preferred Stock and/or BPOP Preferred Units in the aggregate in excess of 1,080,000, and Blackacre owns a number of shares of Burnham Preferred Stock and/or BPOP Preferred Units in the aggregate in excess of 1,080,000, or (y) both the Westbrook Entities and Blackacre in each case own a number of shares of Burnham Preferred Stock and/or BPOP Preferred Units in the aggregate less than 1,080,000 and the aggregate number of shares and units owned by the Westbrook Entities is equal to the aggregate number of shares and units owned by
          Blackacre:

          i.   the Westbrook Entities will not make any nomination under section
               6.5 of the Stock Purchase Agreement without the joint consent and agreement of the Westbrook Entities and Blackacre to the identity of the individual so nominated and his or her nomination.

          ii. on each occasion that the holders of the Burnham Preferred Stock are entitled to exercise voting rights under sections 3(b) and 3(c) of the Burnham Articles Supplementary, the Westbrook Entities and Blackacre will vote all shares of Burnham Preferred Stock held by them as agreed, and only as agreed, by the Westbrook Entities and Blackacre in each instance in writing in advance of the vote. If the Westbrook Entities and Blackacre are unable so to agree with respect to any exercise of voting rights under such sections, neither the Westbrook Entities nor Blackacre shall exercise any such voting rights.

          iii. on each occasion that the holders of the Burnham Preferred Stock are entitled to vote to elect two additional "Series 1997-A Directors" as provided in section 3(d) of the Burnham Articles Supplementary, the Westbrook Entities and Blackacre will vote all shares of Burnham Preferred Stock owned by them in favor of, and only in favor of, one individual who has been designated in writing by the Westbrook Entities and one individual who has been designated in writing by Blackacre.

          iv. on each occasion that the holders of the Burnham Preferred Stock are entitled to vote for the removal of any "Series 1997-A Director" and for the election of a successor to any director so removed, as provided in such section 3(d) of the Burnham Articles

               Supplementary, the Westbrook Entities and Blackacre will vote all shares of Burnham Preferred Stock owned by them in favor of removal of such individual and in favor of the election of a successor to any director so removed if and only if whichever of the Westbrook Entities or Blackacre designated such director pursuant to clause (iii) above has so agreed.

          v. on each occasion that the holders of the Burnham Preferred Stock are entitled, in accordance with section 3(f) of the Burnham Articles Supplementary, to vote to require Burnham to act on or with respect to any matter as to which Burnham is entitled or requested to act in its capacity as holder of Burnham Preferred Units, the Westbrook Entities and Blackacre will vote all shares of Burnham Preferred Stock held by them as agreed, and only as agreed, by the Westbrook Entities and Blackacre in each instance in writing in advance of the vote. If the Westbrook Entities and Blackacre are unable so to agree with respect to any exercise of voting rights under such section, neither the Westbrook Entities nor Blackacre shall exercise any such voting rights.

     b. so long as (x) the Westbrook Entities own a number of shares of Burnham Preferred Stock and/or BPOP Preferred Units in the aggregate less than 1,080,000, or (y) Blackacre owns a number of shares of Burnham Preferred Stock and/or BPOP Preferred Units in the aggregate less than 1,080,000, or (z) both the Westbrook Entities and Blackacre in each case own a number of shares of Burnham Preferred Stock and/or BPOP Preferred Units in the aggregate less than 1,080,000 and the aggregate number of shares and units owned by the Westbrook Entities is not equal to the aggregate number of shares and units owned by
          Blackacre:

          i.   then:

               (1) if the Westbrook Entities are the Larger Owner, the Westbrook Entities may exercise their rights to make nominations under section 6.5 of the Stock Purchase Agreement without having to obtain the consent and agreement of Blackacre to the identity of the individual so nominated and his or her nomination, and

               (2) if Blackacre is the Larger Owner, the Westbrook Entities will exercise their rights to make nominations under section
                    6.5 of the Stock Purchase Agreement solely in accordance with the directions of Blackacre as to the identity of the individual so nominated and his or her nomination.

          ii. on each occasion that the holders of the Burnham Preferred Stock are entitled to exercise voting rights under sections 3(b) and 3(c) of the Burnham Articles Supplementary,

               (1)  if the Westbrook Entities are the Larger Owner:

                    (a) the Westbrook Entities may vote all shares of Burnham Preferred Stock held by them as they determine in their sole discretion, and

                    (b) Blackacre will vote all shares of Burnham Preferred Stock held by it as directed, and only as directed, by the Westbrook Entities in writing in advance of the vote.

               (2)  if Blackacre is the Larger Owner:

                    (a)  Blackacre  may vote all  shares  of  Burnham  Preferred
                         Stock  held  by  it  as  it   determines  in  its  sole
                         discretion, and

                    (b) the Westbrook Entities will vote all shares of Burnham Preferred Stock held by them as directed, and only as directed, by Blackacre in writing in advance of the vote.

          iii. on each occasion that the holders of the Burnham Preferred Stock are entitled to vote to elect two additional "Series 1997-A Directors" as provided in section 3(d) of the Burnham Articles Supplementary,

               (1)  if the Westbrook Entities are the Larger Owner:

                    (a) the Westbrook Entities may vote all shares of Burnham Preferred Stock held by them as they determine in their sole discretion, and

                    (b) Blackacre will vote all shares of Burnham Preferred Stock held by it in favor of, and only in favor of, individuals who have been designated in writing in advance of the vote by the Westbrook Entities.

               (2)  if Blackacre is the Larger Owner:

                    (a)  Blackacre  may vote all  shares  of  Burnham  Preferred
                         Stock  held  by  it  as  it   determines  in  its  sole
                         discretion, and

                    (b) the Westbrook Entities will vote all shares of Burnham Preferred Stock held by them in favor of, and only in favor of, individuals who have been designated in writing in advance of the vote by Blackacre.

          iv. on each occasion that the holders of the Burnham Preferred Stock are entitled to vote for the removal of any "Series 1997-A Director" and for the election of a successor to any director so removed as provided in such section 3(d) of the Burnham Articles Supplementary,

               (1)  if the Westbrook Entities are the Larger Owner:

                    (a) the Westbrook Entities may vote all shares of Burnham Preferred Stock held by them as they determine in their sole discretion, and

                    (b) Blackacre will vote all shares of Burnham Preferred Stock held by it in favor of removal of such individual and in favor of the election of a successor to any director so removed if, and only if, the Westbrook Entities so direct.

               (2)  if Blackacre is the Larger Owner:

                    (a)  Blackacre  may vote all  shares  of  Burnham  Preferred
                         Stock  held  by  it  as  it   determines  in  its  sole
                         discretion, and

                    (b) the Westbrook Entities will vote all shares of Burnham Preferred Stock held by them in favor of removal of such individual and in favor of the election of a successor to any director so removed if, and only if, Blackacre so directs.

          v. on each occasion that the holders of the Burnham Preferred Stock are entitled, in accordance with section 3(f) of the Burnham Articles Supplementary, to vote to require Burnham to act on or with respect to any matter as to which Burnham is entitled or requested to act in its capacity as holder of Burnham Preferred Units,

               (1)  if the Westbrook Entities are the Larger Owner:

                    (a) the Westbrook Entities may vote all shares of Burnham Preferred Stock held by them as they determine in their sole discretion, and

                    (b) Blackacre will vote all shares of Burnham Preferred Stock held by it as directed, and only as directed, by the Westbrook Entities in writing in advance of the vote.

               (2)  if Blackacre is the Larger Owner:

                    (a)  Blackacre  may vote all  shares  of  Burnham  Preferred
                         Stock  held  by  it  as  it   determines  in  its  sole
                         discretion, and

                    (b) the Westbrook Entities will vote all shares of Burnham Preferred Stock held by them as directed, and only as directed, by Blackacre in writing in advance of the vote.

4. Voting agreement relating to BPOP Preferred Units. Sections 3(b) and 3(c) of the BPOP Preferred Units Terms provide that BPOP will not take certain actions without the approval of the holders of a majority of the outstanding BPOP Units, voting separately as a class. Blackacre and the Westbrook Entities agree as follows with respect to the exercise of these rights:

          a. so long as (x) the Westbrook Entities own a number of shares of Burnham Preferred Stock and/or BPOP Preferred Units in the aggregate in excess of 1,080,000, and Blackacre owns a number of shares of Burnham Preferred Stock and/or BPOP Preferred Units in the aggregate in excess of 1,080,000, or (y) both the Westbrook Entities and Blackacre in each case own a number of shares of Burnham Preferred Stock and/or BPOP Preferred Units in the aggregate less than 1,080,000 and the aggregate number of shares and units owned by the Westbrook Entities is equal to the aggregate number of shares and units owned by Blackacre, on each occasion that the holders of the BPOP Preferred Units are entitled to exercise voting rights under sections 3(b) and 3(c) of the BPOP Preferred Units Terms, the Westbrook Entities and Blackacre will vote all BPOP Preferred Units held by them as agreed, and only as agreed, by the Westbrook Entities and Blackacre in each instance in writing in advance of the vote. If the Westbrook Entities and Blackacre are unable so to agree with respect to any exercise of voting rights under such sections, neither the Westbrook Entities nor Blackacre shall exercise any such voting rights.

          b. so long as (x) the Westbrook Entities own a number of shares of Burnham Preferred Stock and/or BPOP Preferred Units in the aggregate less than 1,080,000, or (y) Blackacre owns a number of shares of Burnham Preferred Stock and/or BPOP Preferred Units in the aggregate less than 1,080,000, or (z) both the Westbrook Entities and Blackacre in each case own a number of shares of Burnham Preferred Stock and/or BPOP Preferred Units in the aggregate less than 1,080,000 and the aggregate number of shares and units owned by the Westbrook Entities is not equal to the aggregate number of shares and units owned by Blackacre, then:

               i. if the Westbrook Entities are the Larger Owner, Blackacre will vote all BPOP Preferred Units held by it as directed, and only as directed, by the Westbrook Entities in writing in advance of the vote, and

               ii. if Blackacre is the Larger Owner, Blackacre may exercise its rights to vote the BPOP Preferred Units without having to obtain the consent and agreement of the Westbrook Entities.

5. Certain provisions relating to voting and consent rights.

   a.   Notice of votes.

          i. Whenever the holders of the Burnham Preferred Stock are entitled to vote on any matter and (a) Blackacre is entitled to direct the Westbrook Entities how to vote on such matter or (b) voting on such matter is required to be done with the consent, agreement or approval of Blackacre and the Westbrook Entities, the Westbrook Entities will as promptly as practical provide written notice of that fact to Blackacre and the Highridge Members, such notice to provide a reasonably detailed description of the matter to be voted on and to be accompanied by any proxy or other solicitation materials prepared by Burnham.

          ii. Whenever the holders of the BPOP Preferred Units are entitled to vote on any matter and (a) the Westbrook Entities are entitled to direct Blackacre how to vote on such matter or (b) voting on such matter is required to be done with the consent, agreement or approval of Blackacre and the Westbrook Entities, Blackacre will as promptly as practical provide written notice of that fact to the Westbrook Entities, such notice to provide a reasonably detailed description of the matter to be voted on and to be accompanied by any proxy or other solicitation materials prepared by BPOP.

          iii. The parties giving any notice required by clauses (i) or (ii) above will make reasonable efforts to ensure such notice is received by the intended recipient, including calling to confirm receipt of such notice, and will make reasonable efforts to obtain a response from the intended recipient of such notice.

          iv.  Any party who has received notice as prescribed in clauses (i) or
               (ii) above, who is entitled to direct or participate in the direction of the vote on any matter, and who fails to respond prior to the date on which such vote is taken shall forfeit his or its right to direct or participate in the direction of such.

     b. The parties hereto agree that, if either of the Westbrook Entities, Blackacre or any of the Highridge Members were to fail to comply with its respective obligations under sections 3 or 4 hereof:

          i. Blackacre and/or the Westbrook Entities would be irreparably injured and that damages would not provide an adequate remedy for such failure, and

          ii. accordingly, under those circumstances, Blackacre and/or the Westbrook Entities, as the case may be, shall be entitled to equitable relief to enforce the obligations under sections 3 and 4 hereof of any party which has failed to comply with its agreements hereunder.

     c. Each of the parties hereto agrees that, except as otherwise expressly provided herein, to the extent that any party hereto is entitled to exercise its voting rights in respect of, or rights hereunder to direct the voting of, any Burnham Preferred Shares and BPOP Preferred Units, each party hereto shall be entitled to vote, or to direct the vote, in a manner determined by such party in its sole discretion and that no such party shall be under any duty or obligation to any other party hereto with respect to the exercise of such rights and no such duties shall be inferred or implied.

     d. To the extent that any holder of shares of Burnham Preferred Stock or BPOP Preferred Units has the right to vote or consent in respect of such securities on any matter not expressly dealt with in section 3 or 4 hereof, the right to vote or direct the voting of such shares of Burnham Preferred Stock or BPOP Preferred Units shall be governed as nearly as possible by the provisions of section 3 or 4 hereof, as the case may be, as though the occasion giving rise to such right to vote were specifically mentioned in such sections.

     e. No provision of this agreement is intended to, or shall be construed to, give rise to any rights against any of the Westbrook Entities in favor of any of the Highridge Members.

     f.   Blackacre agrees that, in all cases in which:

          i. the Westbrook Entities are entitled to direct Blackacre on how to vote shares of Burnham Preferred Stock and/or BPOP Preferred Units held by Blackacre, Blackacre will direct the Highridge Members to vote BPOP Preferred Units and/or shares of Burnham Preferred Stock held by the Highridge Members in the same manner as Blackacre has been directed by the Westbrook Entities to vote BPOP Preferred Units and/or shares of Burnham Preferred Stock held by Blackacre.

          ii. the Westbrook Entities and Blackacre are required by the terms of this agreement to refrain from exercising any rights to vote shares of Burnham Preferred Stock and/or BPOP Preferred Units, Blackacre will direct the Highridge Members to refrain from voting the BPOP Preferred Units and/or shares of Burnham Preferred Stock held by the Highridge Members.

     g. Each of the Highridge Members agrees that each of the Westbrook Entities is intended to be a third party beneficiary of the covenants of the Highridge Members contained in this agreement to vote BPOP Preferred Units and/or shares of Burnham Preferred Stock held by the Highridge Members as directed by Blackacre and that each of the Westbrook Entities shall be entitled to enforce the obligations of the Highridge Members under such covenants by an action brought in the name of either or both of the Westbrook Entities.

     h. For the avoidance of doubt, in determining the number of shares of Burnham Preferred Stock and/or BPOP Preferred Units owned by Blackacre for any purpose under this agreement, shares of Burnham Preferred Stock and/or BPOP Preferred Units owned by the Highridge Members will not be counted.

     i.   Each of the Highridge Members agrees that:

          i. so long as it or he owns any BPOP Preferred Units and Blackacre owns any BPOP Preferred Units and/or Burnham Preferred Stock, it or he will vote or refrain from voting such BPOP Preferred Units as directed, and only as directed, by Blackacre.

          ii. so long as it or he owns any shares of Burnham Preferred Stock and Blackacre owns any BPOP Preferred Units and/or Burnham Preferred Stock, it or he will vote or refrain from voting such Burnham Preferred Stock as directed, and only as directed, by Blackacre.

          iii. so long as it or he owns any BPOP Preferred Units, Blackacre does not own any Burnham Preferred Stock or BPOP Preferred Units, and the Westbrook Entities own any Burnham Preferred Stock and/or BPOP Preferred Units, it or he will vote or refrain from voting such BPOP Preferred Units as directed, and only as directed, by the Westbrook Entities.

          iv. so long as it or he owns any shares of Burnham Preferred Stock, Blackacre does not own any Burnham Preferred Stock or BPOP
               Preferred  Units,  and the  Westbrook  Entities  own any  Burnham

               Preferred Stock and/or BPOP Preferred Units, it or he will vote or refrain from voting such shares of Burnham Preferred Stock as directed, and only as directed, by the Westbrook Entities.

          v.   it or he will,  upon request of any party  entitled under clauses
               (i), (ii), (iii) or (iv) above to direct the vote of its or his BPOP Preferred Units and/or shares of Burnham Preferred Stock, grant to the requesting party an irrevocable written proxy in form and substance satisfactory to the requesting party authorizing the requesting party to vote its or his BPOP Preferred Units and/or shares of Burnham Preferred Stock.

          vi. it or he will not sell or otherwise dispose of any BPOP Preferred Units or shares of Burnham Preferred Stock unless its or his transferee executes and delivers to the other parties hereto an agreement, in form and substance satisfactory to the other parties hereto, assuming its or his transferor's obligations under this section 5(i).

     j. Anything herein to the contrary notwithstanding, and without in any way derogating the obligations of the Highridge Members under section 5(i) hereof, Blackacre shall not be required, or have any duty to the Westbrook Entities, to attempt to enforce the provisions of section 5(i) hereof against any of the Highridge Members by legal proceedings or otherwise.

     k. The Westbrook Entities and Blackacre acknowledge and agree that a fundamental premise of this agreement is that the Westbrook Entities and Blackacre share a common economic interest as purchasers and holders of Burnham Preferred Stock and/or BPOP Preferred Units. Accordingly, the Westbrook Entities and Blackacre agree as follows:

          i. each of the Westbrook Entities and Blackacre shall disclose to the others in reasonable detail all material interests in and transactions with Burnham and/or its Affiliates (other than ownership of shares of Burnham Preferred Stock and BPOP Preferred Units) that any such party or any of its Affiliates acquires and all material written or oral agreements or understandings that such party or any of its Affiliates reaches with Burnham and/or its Affiliates.

          ii. anything herein to the contrary notwithstanding, none of the Westbrook Entities and Blackacre shall have or purport to exercise any right:

               (1) to vote under any proxy granted hereunder or to direct the voting of any other party hereunder or

               (2) to request, grant or withhold agreement, approval or consent hereunder, with respect to any matter in which any of the Westbrook Entities or Blackacre, or any of their Affiliates, as the case may be, has any interest not arising solely as a result of its ownership of shares of Burnham Preferred Stock and BPOP Preferred Units.

          iii. on each occasion on which any of the Westbrook Entities or Blackacre votes any such proxy, directs the others to vote hereunder or requests, grants or withholds agreement, approval or consent hereunder, on or with respect to any matter, the Westbrook Entities and Blackacre, as the case may be, shall be deemed to have represented to the others that the representing party has complied in full with section 5(k)(i) hereof.

6. The obligations of the Highridge Members with respect to exercise of indemnification rights.

     a.   Whenever Blackacre intends to make a claim for  indemnification  under article 7 of the Contribution Agreement, Blackacre shall advise the Highridge Agent in writing of its intention to do so. Such written notice shall set forth in reasonable detail the nature and basis of the claim or claims to be made.

     b. Each of the Highridge Members shall be obligated to defray its share of the expenses incurred by Blackacre in prosecuting such claims. For purposes of this section 6, the share of expenses for each Highridge Member shall be a percentage of such expenses equal to the ratio of:

          i. the Contribution Consideration received by such Highridge Member to

          ii. the aggregate Contribution Consideration received by all of the Highridge Members and Blackacre.

     c. If all Highridge Members contribute their shares of such expenses, any amounts recovered by Blackacre in respect of such claim, whether by judgment, settlement or otherwise, shall be applied:

          i. first, to the recoupment by each of Blackacre and the Highridge Members of their expenses of prosecuting such claim,

          ii. then, to the payment to each of Blackacre and the Highridge Members of their respective shares of the balance of the gross amount recovered that is payable to Blackacre and the Highridge Members. For purposes of this clause (ii), the share of Blackacre and each Highridge Member shall be a percentage of the amount distributable under this clause (ii) equal to the ratio of:

               (1) the Contribution Consideration received by such person or entity to

               (2) the aggregate Contribution Consideration received by all of the Highridge Members and Blackacre.

     d. If any Highridge Member fails to contribute its or his share of such expenses, any amounts recovered by Blackacre in respect of such claim that is payable to Blackacre and/or the Highridge Members, whether by judgment, settlement or otherwise, shall be applied:

          i. first, to the recoupment by Blackacre and those Highridge Members who so contributed of their shares of the expenses of prosecuting such claim,

          ii. then, to the payment to Blackacre and those Highridge Members who contributed their shares of such expenses of a fee equal to 20% of the gross amount recovered, such fee to be allocated among the parties entitled thereto in proportion to the shares received by each under section 6(d)(iii) hereof, and

          iii. then, to the payment to each of Blackacre and the Highridge Members of their respective shares of the balance of the gross amount recovered. For purposes of this clause (iii), the share of Blackacre and each Highridge Member shall be a percentage of the amount distributable under this clause (iii) equal to the ratio of:

               (1) the Contribution Consideration received by such person or entity to

               (2) the aggregate Contribution Consideration received by all of the Highridge Members and Blackacre.

7.   Exchange  of 10 shares of  Burnham  Preferred  Stock for 10 BPOP  Preferred
     Units.

     a. The Westbrook Entities hereby agree to transfer to Blackacre on the Closing Date 10 shares of Burnham Preferred Stock (the "Exchanged Shares") and Blackacre hereby agrees to transfer to the Westbrook Entities on the Closing Date 10 BPOP Preferred Units (the "Exchanged Units").

     b.   At the closing of the transfers contemplated by section 7(a) hereof:

          i. the Westbrook Entities shall deliver to Blackacre a certificate representing the Exchanged Shares and an accompanying stock power, and

          ii. Blackacre shall deliver to the Westbrook Entities an instrument, in form satisfactory to the Westbrook Entities, conveying to the Westbrook Entities the Exchanged Units.

     c. The Westbrook Entities represent that, as of the Closing Date, they will have duly conveyed to Blackacre good title to the Exchanged Shares, free and clear of all liens and encumbrances.

     d. Blackacre represents that, as of the Closing Date, it will have duly conveyed to the Westbrook Entities good title to the Exchanged Units, free and clear of all liens and encumbrances.

8. Allocation of expense reimbursement amount. Pursuant to section 6.3 of the Stock Purchase Agreement, Burnham is obligated to pay certain expenses and transaction costs of the parties hereto, up to an aggregate amount of $500,000 (the "Expense Reimbursement Amount"). The parties hereto agree that, notwithstanding the provisions of section 6.3 of the Stock Purchase
     Agreement:

     a.   each of the parties hereto will submit to each other party hereto:

          i. on or promptly after the Closing Date a schedule showing Reimbursable Costs incurred by such party, such schedule to be prepared and submitted in good faith, and

          ii. as promptly as practicable after receiving a request therefor, such backup information supporting the schedule referred to in clause (i) above as is reasonably requested by any party hereto.

     b. each of the parties hereto shall have the right to review the schedules and backup information provided by any party hereto, and the amounts of Reimbursable Costs and the calculation thereof by each party shall be subject to agreement by each of the parties hereto.

     c. the Expense Reimbursement Amount shall be applied to pay Reimbursable Costs incurred by the parties hereto or to reimburse parties hereto who have paid Reimbursable Costs in the manner agreed by the parties hereto. No portion of the Expense Reimbursement Amount shall be so applied until all parties hereto have reached agreement on all matters arising under this section 8. Each of the parties hereto agrees to act reasonably and in good faith in reviewing and coming to agreement on the matters arising under this section 8.

     d. the balance of the Reimbursable Costs remaining after application of the Expense Reimbursement Amount as provided in section 8(c) hereof will be borne 50% by Blackacre and the Highridge Members and 50% by the Westbrook Entities, and the parties hereto shall make balancing payments among themselves to the extent necessary to achieve such 50/50 sharing.

     e. the amount of any Reimbursable Costs to be borne by Blackacre and the Highridge Members under section 8(d) hereof will be borne by each of them in proportion to the total Contribution Consideration received by each of them as a fraction of the total Contribution Consideration received by all of them.

9. No Amendments to Burnham Articles Supplementary or Agreement of Limited Partnership of BPOP. Anything herein to the contrary notwithstanding, in no event shall:

     a. the Westbrook Entities request or consent to any amendments to the certificate of incorporation of Burnham, the by-laws of Burnham or the Burnham Articles Supplementary without the prior written approval of Blackacre, which approval shall not be unreasonably withheld.

     b. Blackacre request or consent to any amendments to the BPOP limited partnership agreement, the First Amendment to the BPOP Limited
          Partnership Agreement, the BPOP Preferred Units Terms or any other documents or agreements that would have the effect of amending the BPOP limited partnership agreement, without the prior written approval of the Westbrook Entities, which approval shall not be unreasonably withheld.

     c. the Westbrook Entities be required to vote Burnham Preferred Stock held by them in favor of any request or consent to any amendments to the certificate of incorporation of Burnham, the by-laws of Burnham or the Burnham Articles Supplementary, without their consent, which consent shall not be unreasonably withheld.

     d. Blackacre or the Highridge Members be required to vote BPOP Preferred Units held by them in favor of any request or consent to any amendments to the BPOP limited partnership agreement, the First
          Amendment to the BPOP Limited Partnership Agreement, the BPOP Preferred Units Terms and any other documents or agreement that would have the effect of amending the BPOP limited partnership agreement, without their consent, which consent shall not be unreasonably withheld.

10. Non-applicability of section 10(e) of the Burnham Articles Supplementary to certain shares of Burnham Preferred Stock. WBH and WBC agree that section 10(e) of the Burnham Articles Supplementary shall not apply to any shares of Burnham Preferred Stock issued on redemption of any Burnham Preferred Units at any time held by Blackacre or any of its Affiliates or any of the Highridge Members or any of their Affiliates, whether such shares continue to be held by Blackacre or are held by direct or indirect transferees from Blackacre. This agreement shall continue to have effect notwithstanding any subsequent transfer by WBH or WBC of any shares of Burnham Preferred Stock.

11. Information and Access. Pursuant to section 5.5 of the Stock Purchase Agreement, the Westbrook Entities have, among other rights, the right of access to the property, books and records of Burnham and BPOP and to receive various information concerning the businesses, personnel and properties of Burnham and BPOP as the Westbrook Entities may reasonably request. The Westbrook Entities agree to exercise their rights pursuant to such section at the request, and on behalf of, Blackacre at such times and on such terms as Blackacre shall reasonably direct. Blackacre agrees to bear the reasonable costs incurred by the Westbrook Entities in acting pursuant to the direction of Blackacre hereunder.

12.  Redemption default payment sharing.

     a. Section 9(a) of the Burnham Articles Supplementary provides that, if Burnham stockholder approval of the issuance of Burnham Common Stock upon conversion of the Burnham Preferred Stock and any related matters is not timely obtained, Burnham shall no later than June 30, 1998 redeem such number of shares of Burnham Preferred Stock as shall have been agreed upon by the Westbrook Entities and Burnham in accordance with section 5.7 of the Stock Purchase Agreement at the price specified in such section 9(a). Section 9(c) of the Burnham Articles Supplementary provides that, if Burnham fails to pay the redemption price required under section 9(a) on or before June 30, 1998, Burnham shall pay to the Westbrook Entities a specified amount as liquidated damages.

     b. Section 4.20 of the Contribution Agreement provides that, if Burnham stockholder approval of the issuance of Burnham Common Stock upon redemption of the BPOP Preferred Units is not timely obtained, Burnham and BPOP shall no later than September 30, 1998 redeem such number of BPOP Preferred Units as specified in such section 4.20 at the price specified in section 9 of Exhibit C to the First Amendment to the BPOP Limited Partnership Agreement.

     c. If Burnham is required to redeem shares of Burnham Preferred Stock pursuant to section 9 of the Burnham Articles Supplementary and fails to pay the redemption price required under section 9(a) of the Burnham Articles Supplementary on or before June 30, 1998 and as a result is required to pay to the Westbrook Entities liquidated damages determined pursuant to clause (i) of section 9(c) of the Burnham Articles Supplementary, then, in the event that Burnham and BPOP are required to redeem BPOP Preferred Units under section 4.20 of the Contribution Agreement and Burnham and BPOP fail fully and timely to satisfy such redemption obligations as to the BPOP Preferred Units, then, unless Burnham and BPOP have fully satisfied their obligation to redeem the BPOP Preferred Units pursuant to section 4.20 of the Contribution Agreement prior to Burnham's satisfying its obligation to redeem shares of Burnham Preferred Stock pursuant to section 9 of the Burnham Articles Supplementary, the Westbrook Entities shall, on the later of (a) the date one business day following the date of receipt by the Westbrook Entities of payment under clause (i) of section 9(c) of the Burnham Articles Supplementary and (b) September 30, 1998, pay to Blackacre 25% of the Redemption Default Payment.

13. Highridge Members' liability. Each party hereto agrees that the obligations of the Highridge Members under this agreement shall be several and distinct, and not joint, so that any breach hereunder by any Highridge Member shall not be imputed to, and shall not be the responsibility of, any other Highridge Member, and any remedies for any such breach shall be pursued only against the Highridge Member committing such breach.

14.  Miscellaneous provisions.

     a. Amendment and modification. This agreement may only be amended or modified by the parties hereto, pursuant to an instrument in writing signed by the parties hereto.

     b. Extension; waiver. The party entitled to the benefit of any respective term or provision hereof may waive any inaccuracies in the representations and warranties contained herein or in any document, certificate or writing delivered pursuant hereto or waive compliance with any obligation, agreement or condition contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party entitled to the benefits of such extended or waived term or provision. The representations, warranties and agreements of any of the parties provided for in this agreement, and the parties' obligations hereunder, shall continue in effect notwithstanding any investigation made by the other party hereto.

     c.   Entire agreement; assignment.

          i. This agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter hereof.

          ii. Any party hereto may assign its rights under this agreement to any other person provided that such other person assumes the obligations hereunder of its assignor.

     d.   Notification of Transfer.

          i. In the event that Blackacre shall have transferred any or all of its BPOP Preferred Units and/or Burnham Preferred Stock to any person or entity other than any Affiliate of Blackacre Capital Group L.P. or Cerberus Partners L.P., then Blackacre shall provide written notification of such transfer to the Westbrook Entities promptly following the date of such transfer, which notification shall disclose the identity of the transferee and the number of shares and/or units so transferred.

          ii. In the event that any of the Westbrook Entities shall have transferred any or all of its BPOP Preferred Units and/or Burnham Preferred Stock to any person or entity other than any Affiliate of Westbrook Real Estate Partners Management II, L.L.C., then such Westbrook Entity shall provide written notification of such transfer to Blackacre promptly following the date of such transfer, which notification shall disclose the identity of the transferee and the number of shares and/or units so transferred.

     e. Notices. Any notices required or permitted to be given under the terms of this agreement shall be in writing and shall be deemed to have been given when (i) personally delivered with signed delivery receipt obtained, (ii) when transmitted by facsimile machine, if followed by a mailing thereof pursuant to this section 14(e) before the end of the first business day thereafter, with printed confirmation of successful transmission to the facsimile number set forth in the appropriate address listed below being obtained by the sender from the sender's facsimile machine, or (iii) when deposited in the United States first class mail if sent postage prepaid by registered or certified mail, return receipt requested, or transmitted to a national overnight delivery service for next business morning delivery, in each case addressed as follows:

          (1)  if to Blackacre, to:

           Blackacre Capital
           450 Park Avenue
           28th Floor
           New York, New York 10022
           Attention:  Ron Kravit
           Phone:  (212) 891-2104
           Fax:  (212) 758-5305

           (2) if to the Westbrook Entities, to:

           Westbrook Burnham Holdings, L.L.C.
           Westbrook Burnham Co-Holdings, L.L.C.
           c/o Westbrook Partners, L.L.C.
           11150 Santa Monica Boulevard
           Suite 1450
           Los Angeles, California 90025
           Attention: Keith Gelb
           Phone:  (310) 231-4350
           Fax:  (310) 231-4355

           with a copy to:
           Westbrook Partners, L.L.C.

           13155 Noel Road, Suite 2300
           Dallas, TX 75240
           Attention:  Patrick Fox
           Phone:  972-934-7404
           Fax:  972-774-9066, 972-934-8333

           with a copy to:

           Cadwalader, Wickersham & Taft
           100 Maiden Lane
           New York, New York 10038
           Attention: Allen Curtis Greer, II
           Phone:  (212) 504-6660
           Fax:  (212) 504-6666

           (3) if to the Highridge Members, to:

           The Highridge Agent
           c/o Highridge Partners, Inc.
           300 Continental Boulevard
           Suite 360
           El Segundo, California 90245
           Attention: John S. Long and Steven A. Berlinger
           Phone: (310) 648-7600
           Fax: (310) 648-7619

          The time to respond to any notice shall commence to run on the date of delivery at the appropriate addresses (or attempted delivery if delivery is refused during normal business hours). A party may change the address to which notices shall be sent to it by written notice to all other parties (said change of address to be effective upon receipt by such parties).

     f. Governing law. This agreement shall be governed by the laws of the State of New York (regardless of the laws that might otherwise govern under applicable New York principles of conflicts of law) as to all matters, including but not limited to matters of validity, construction, effect, performance and remedies.

     g. Descriptive headings. The descriptive headings herein are inserted for convenience of reference only and shall in no way be construed to define, limit, describe, explain, modify, amplify, or add to the interpretation, construction or meaning of any provision of, or scope or intent of, this agreement nor in any way affect this agreement.

     h. Counterparts. This agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     i. Expenses. Except as otherwise expressly set forth herein, all costs and expenses (including legal fees and expenses) incurred in connection with this agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

     j. Parties in interest. This agreement shall be binding upon and inure solely to the benefit of each party hereto and its Affiliates and nothing in this agreement, express or implied, is intended by or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this agreement.

     k. Further assurances. If any time after the execution of this agreement any further action is necessary or desirable to carry out the purposes of this agreement, the parties to this agreement shall take all such necessary action.

     l. Jurisdiction. Any legal action or proceeding with respect to this agreement shall be brought in the courts of the State of New York or of the United States District Court for the Southern District of New York and the appellate courts of any thereof and, by execution and delivery of this agreement, each party to this agreement hereby accepts, generally and unconditionally, the jurisdiction of the aforesaid courts. Each party to this agreement hereby expressly and irrevocably submits the person of such party to this agreement to the in personam jurisdiction of the foregoing courts in any suit, action or proceeding arising, directly or indirectly, out of or relating to this agreement. To the extent permitted under applicable law, this consent to personal jurisdiction shall be self-operative and no further instrument or action, other than service of process in one of the manners specified in this agreement or as otherwise permitted by law, shall be necessary in order to confer jurisdiction upon the person of such party to this agreement in any such court. To the fullest extent permitted under applicable law, each party to this agreement irrevocably waives and agrees not to assert, by way of motion, as a defense or otherwise, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding brought in such a court referred to in this section 14(l), any claim that any such suit, action or proceeding has been brought in an inconvenient forum, any claim that it is not personally subject to the jurisdiction of any such court or that this agreement or the subject matter hereof may not be enforced in or by such court. Provided that service of process is effected in one of the manners specified herein or as otherwise permitted by law, the parties agree that any final judgment in any suit, action or proceeding brought in such a court of competent jurisdiction from which an appeal may not be further taken, shall be conclusive and binding upon the parties and, so far as is permitted under applicable law, shall be enforced in any courts of competent jurisdiction, by a suit upon such judgment. Each party hereto waives any right it may have to a trial by jury in any legal action or proceeding with respect to this agreement.

          IN WITNESS WHEREOF, each of the undersigned has caused this agreement to be executed on its behalf as of the date first set forth above.

                                Blackacre SMC Master Holdings, LLC

                                By:  Blackacre SMC Holdings, L.P.
                                     its managing member

                                     By:   Blackacre Capital Group, L.P.
                                           its general partner

                                           By:  Blackacre Capital Management
                                                Corp., its general partner

                                                By:___________________________
                                                   Name:
                                                   Title:

                                By:  Blackacre SMC II Holdings,  LLC its
                                     managing member

                                     By:  Blackacre Capital Group, L.P.,
                                          its managing member

                                          By:  Blackacre Capital Management
                                               Corp., its general partner

                                               By:_____________________
                                                  Name:
                                                  Title:

                                Westbrook Burnham Holdings, L.L.C.

                                By: __________________________________________
                                    Name:
                                    Title:

                                Westbrook Burnham Co-Holdings, L.L.C.

                                By: __________________________________________
                                    Name:
                                    Title:

                                MJL Associates, A California Limited Partnership

                                By:  MJL Investments, Inc., its general partner

                                By: __________________________________________
                                    Name:
                                    Title:


                                SAB Associates, A California Limited Partnership

                                By:  SAB Investments, Inc., its general partner

                                By: __________________________________________
                                    Name:
                                    Title:


                                    ____________________________________________
                                    Eugene S. Rosenfeld


                                    ____________________________________________
                                    Steven A. Berlinger


                                    ____________________________________________
                                    Jack L. Mahoney


                                    ____________________________________________
                                    Mark Cassidy

                                   EXHIBIT 3


                        Blackacre Capital Management LLC




                                  June 15, 1999



Mr. David J. Martin
Burnham Pacific Properties, Inc.
610 West Ash Street, Suite 1600
San Diego, CA  92101-355

            Re:  Proposal by Schottenstein Stores Corporation

Dear David:

          We refer you to the offer made by an affiliate of Schottenstein Stores Corporation dated June 7, 1999 to acquire all the outstanding shares of common stock of Burnham Pacific Properties, Inc. (together with is subsidiaries, the "Company") for $13.00 per share in cash. As you know, we control a significant equity interest in the Company. As such, we would expect that you and the Company's other directors act in good faith for the benefit of the Company and its stockholders, and not with some other goal in mind.

          In light of the offer, we urge you and the Board to take all steps necessary to insure that we, as well as the other holders of equity interests in the Company, receive maximum value for our interests. It is imperative that you and the other members of management and the Board act in a manner that makes it clear to the market and your stockholders that the Company's actions are not motivated by a desire to perpetuate management's and the Board's control over the Company.

          It has come to our attention that the Board is considering adopting defensive takeover mechanisms in response to the Schottenstein offer. A poison pill or other defensive mechanism does not, in our view, represent a reasonable response to the Schottenstein proposal. Instead, the Board should be considering adopting a well designed process that will help us all maximize value for our interests in the Company. We urge you to carefully consider our views and vote against the adoption of a poison pill or other takeover defensive mechanism. Given the enhanced profile and scrutiny imposed by the Schottenstein proposal, it is essential that management and the Board act in a manner that could only be interpreted one way -- shareholder friendly. The failure to do so would, in our view, further depress the market value of the Company's stock and could subject the Board's actions to scrutiny by the courts.

          We expect to share our views with other members of the Board in the near future.

                                                 Very truly yours,




                                                /s/ Ronald J. Kravit
                                                ________________________________
                                                Ronald J. Kravit

cc:      Board of Directors

                                   EXHIBIT 4

                       BLACKACRE SMC MASTER HOLDINGS, LLC
                                 450 Park Avenue
                                   28th Floor
                            New York, New York 10022


                                 August 20, 1999



Burnham Pacific Properties Inc.
610 West Ash Street
Suite 1600
San Diego, CA 92101-3350

          Re: Shareholders Rights Agreement (the "Rights Plan"), dated as of June 19, 1999, between Burnham Pacific Properties Inc. (the "Company") and First Chicago Trust Company of New York as Rights Agent

Gentlemen:

          Following the review of the Rights Plan, we are writing to advise you of certain modifications to the Rights Plan that we believe are warranted in order to avoid the inadvertent trigger of the Rights (as defined in the Rights
Plan) as a result of our ownership of preferred operating partnership units ("Preferred Units") in Burnham Pacific Partnership, L.P. (the "Operating Partnership").

          Accordingly, our recommendations are as follows:

          1. The Rights Plan should make clear that any exchange of Preferred Units for preferred stock of the Company ("Preferred Stock") and the subsequent conversion of that Preferred Stock into common stock of the Company ("Common Stock") would not be a Triggering Event (as defined in the Rights Plan) under the Rights Plan. In addition, because our Preferred Units can only be converted in tranches (the last of which may be converted on September 30,
               1999), the Rights Plan should make clear that as tranches of our Preferred Units become convertible or are converted into Preferred Stock or, subsequently, Common Stock, they will not be deemed additional acquisitions of the Company's stock, and will not constitute a Triggering Event.

          2. As you are aware, because we hold primarily Preferred Units, we entered into certain arrangements with Westbrook that protect our rights with respect to the Company. To the extent that there can be any attribution of ownership of (i) Westbrook's Preferred Stock or Common Stock to us or (ii) our Preferred Units, Preferred Stock or Common Stock to Westbrook as a result of these arrangements, the Rights Plan should make clear that the aggregate ownership resulting from such attribution will not violate the definition of "Grandfathered Percentage" or constitute a Triggering Event.

          3. We should receive the same exceptions provided to Westbrook Burnham Co-Holdings, L.L.C. and Westbrook Burnham Holdings, L.L.C. in clauses 7 and 8 of the definition of "Beneficial Ownership." Additionally, given that we own 10 shares of Preferred Stock, please advise us of how the issuance of Rights will impact on the conversion of Preferred Stock pursuant to
               Section 5 of the Articles of Supplementary designating 4,800,000 shares of Preferred Stock as 4,800,000 shares of Series 1997-A Convertible Preferred Stock.

          4. It appears that our first offer rights set forth in Section 4.23 of the Agreement to Contribute (the "Contribution Agreement"), dated December 5, 1997, among the Company, the Operating Partnership, the contributors and existing partners listed therein is implicated under the issuance and/or the exercise of the Rights. In this regard, we expect that you will issue to us the Rights that we would be entitled to receive had you complied with Section 4.23 of the Contribution Agreement.

          Please be advised that we are still reviewing the Rights Plan and, accordingly, we reserve the right to make further comments.

          We look forward to a prompt response addressing our concerns relating to the Rights Plan. If you have any questions, please feel free to contact the undersigned or our counsel, Steven Lichtenfeld of Battle Fowler LLP at 212-856-6996.

                                  Respectfully yours,

                                  BLACKACRE SMC MASTER HOLDINGS, LLC

                                  By:  Blackacre Capital Group, L.P., its
                                       managing member

                                       By:  Blackacre Capital Management Corp.,
                                            its general partner


                                            By:  /s/  Ronald J. Kravit
                                                 _______________________________
                                                 Ronald J. Kravit
                                                 Vice-President